SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Bioenvision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059N100

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,473,505

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,473,505

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,505

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,210,260

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,210,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,210,260

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,210,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Bioenvision, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of September 4, 2007 and amends and supplements the Schedule 13D filed on August 6, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$8,377,705
Elliott International Working Capital	$12,566,572
ITEM 4.	Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

On September 5, 2007, Elliott and Elliott International sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) to express their extreme dissatisfaction with the Issuer’s proposed merger transaction with Genzyme Corporation, in which Bioenvision shareholders are to receive $5.60 per Company share (the “Genzyme Transaction”), because they strongly believe the Genzyme Transaction significantly undervalues the Issuer. Elliott and Elliott International also stated that they believe the Genzyme Transaction (and the current sale price) was the result of a hurried and flawed sale process, apparent conflicts-of-interest on the part of the Board, and a miscalculation by the Issuer that shareholders would prefer a sale at any price rather than to wait for the significant value to which shareholders of the Issuer are entitled. A copy of the Letter is attached hereto as Exhibit B.

The Reporting Persons reserve the right to discuss and/or meet with management, the Board and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Elliott owns 1,473,505 shares of Common Stock, constituting 2.7% of all of the outstanding shares of Common Stock. Elliott owns its 1,473,505 shares of Common Stock through its wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International and EICA beneficially own an aggregate of 2,210,260 shares of Common Stock, constituting 4.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 3,683,765 shares of Common Stock constituting 6.7% of all of the outstanding shares of Common Stock.

(b)           Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those that were previously reported on the Schedule 13D.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Issuer dated September 5, 2007

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	September 5, 2007

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

	By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT B

September 5, 2007

The Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, NY 10154

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, “Elliott” or “we”), which collectively own approximately 6.7% of the common stock of Bioenvision, Inc. (the “Company” or “Bioenvision”). Elliott is extremely dissatisfied with the proposed Genzyme transaction, in which Bioenvision shareholders are to receive $5.60 per Company share (the “Genzyme Transaction”), because we strongly believe this transaction significantly undervalues Bioenvision. We believe this outcome was the result of a hurried and flawed sale process, apparent conflicts-of-interest on the part of the Board, and a miscalculation by the Company that shareholders would prefer a sale at any price rather than to wait for the significant value to which we are entitled.

Elliott will NOT vote for the Genzyme Transaction. It is clear to us that other stockholders share our view as Genzyme’s tender offer attracted virtually no support apart from that of the shareholders who orchestrated the transaction. While we agree that a sale of Bioenvision may ultimately be the best course of action, it is our firm view that remaining a stand-alone entity is far preferable to the currently proposed $5.60 per share offer.

We feel compelled to point out to the Board some of the serious issues that other shareholders, equity research analysts and informed parties have raised regarding: i) the faulty process undertaken in selling the Company; ii) the outrageously low valuation at which Genzyme is attempting to appropriate Bioenvision; and iii) the lack of support for Genzyme’s offer by the owners of the Company.

Flawed Sale Process

We believe the process undertaken by the Board in the sale of Bioenvision fell short of your fiduciary obligation to maximize shareholder value. Given the facts that Bioenvision had received a (dilutive) infusion of capital less than two months prior to agreeing to sell the Company and that directors associated with Perseus-Soros, the Company’s largest shareholder and an eager seller of stock, were intimately involved in the sale process, we would have assumed that the sale process would have reflected a vastly higher duty of care. The recent capital raise provided the Company with liquidity and the Board involvement of a large, motivated seller of stock provided the Board with even greater reason, beyond its fiduciary obligations, to conduct a robust process to negate even the slightest appearance of a conflict-of-interest.

In our opinion, it would not be an exaggeration to state that this sale process had a greater resemblance to a “fire sale” than an auction. With substantial cash in the bank, a growing revenue stream, a currently approved and highly promising product, and positive catalysts around the corner, the (unconflicted) Board members had absolutely no need to rush to sell the Company, let alone to hurriedly accept such an inadequate offer.

Vastly Inadequate Valuation

Some of the facts that we have considered, and that the Board should have contemplated, in evaluating the $345 million, or $5.60 per share, proposal are as follows:

i)

In a September 2006 corporate investor presentation, Bioenvision presented a slide entitled, “Evoltra – Global Blockbuster Potential” (Evoltra is the brand name for clofarabine) showing an estimated total market potential for clofarabine of $1.3 billion, excluding the potential to treat solid tumors and autoimmune diseases.[i]

ii)

Genzyme’s view of clofarabine, as discussed on the May 29, 2007 conference call with investors, is that it will reach $600 million of revenue. Note that this view selectively incorporates only the pediatric ALL, adult AML and MDS indications and was supplied by the acquirer who just announced a very favorable purchase price for this revenue stream.ii

iii)

The lion’s share of equity research price targets were far higher than the $5.60 per share Genzyme offer price. UBS, the bank providing the “fairness opinion” to the Board, had a $13 price target (132% higher than the Genzyme Transaction). AG Edwards had a $9 price target (61% higher than the Genzyme Transaction). Rodman and Renshaw had a $12 price target (114% higher than the Genzyme Transaction). CIBC had an $8 price target (43% higher than the Genzyme Transaction). Oppenheimer had an $11 price target (96% higher than the Genzyme Transaction). In fact, of all the coverage on the Street, we could only find one price target below the $5.60 per share offered by Genzyme (Fortis Bank).

Furthermore, in evaluating clofarabine, Elliott retained expert life science consultants to complete their own, independent projections. Our consultants conceded that while the current application to the EMEA would likely require additional data (which has now been affirmed), they found clofarabine to be a novel compound with “several potential advantages” over current treatment options. Most importantly, they conservatively estimated that in only two indications (pediatric ALL and elderly AML), clofarabine’s market potential is in excess of $420 million (this compares to Bioenvision’s estimate for these two markets of $600 million) and that additional indications would yield additional revenue opportunities. The Board could have commissioned these independent projections just as easily as Elliott.

Given these facts, exacerbated by the complete lack of a need to sell the Company, we are simply astonished by the valuation agreed to by the Board.

And we aren’t alone. The board can read the published equity research reports commenting on the valuation but, most importantly, by refusing to tender their shares, shareholders have already spoken.

Lack of Support for the Current Offer

If shareholders were interested in receiving $5.60 per share, they would have tendered back in June. The fact that nearly no one – apart from insiders – did so should have sent a very clear message - $5.60 per share is insufficient consideration.

Looking over your concentrated shareholder base, it seems that Elliott is in the company of a number of well-informed and independent investors who have reached the same conclusion. As such, we see no reason whatsoever why the outcome will be any different in the upcoming shareholder vote. Given the price that shares have recently been trading, anyone desirous of receiving $5.60 has likely sold their shares in the market. Investors with greater return expectations will likely continue to hold the stock and vote against the Genzyme Transaction.

Certainly, we are among those with far greater return expectations.

To be clear, we are not opposed to the concept of a sale of the Company and, in fact, believe that Bioenvision is a strong complement to Genzyme. Our issue isn’t the decision to sell; it is the price at which the Board proposes to give away the Company. At a fair valuation, the Board would receive our support.

We remain confident in Bioenvision’s prospects and available to discuss our thoughts on the situation with the Board.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn

Senior Technology Analyst

i  Bioenvision’s share of this revenue, approximately 50%, is a multiple of the $345 million purchase price in the Genzyme Transaction, which ignores the fact that biotech companies typically trade at high multiples of future revenue. Additionally, the $1.3 billion revenue figure doesn’t incorporate all indications.

ii Even assuming this severely discounted and incomplete revenue estimate, the $345 million valuation is inadequate.

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P.* during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

06-Aug-2007	Common	20,000	$5.1440
07-Aug-2007	Common	31,132	$5.4576
10-Aug-2007	Common	11,244	$5.4941
13-Aug-2007	Common	30,000	$5.5693
14-Aug-2007	Common	22,398	$5.5000
22-Aug-2007	Common	22,920	$5.3800
23-Aug-2007	Common	10,000	$5.4000
24-Aug-2007	Common	3,040	$5.3500
27-Aug-2007	Common	28,713	$5.3463
29-Aug-2007	Common	8,833	$5.3600

*All transactions of Elliott Associates, L.P. were effected through its subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

06-Aug-2007	Common	30,000	$5.1440
07-Aug-2007	Common	46,698	$5.4576
10-Aug-2007	Common	16,867	$5.4941
13-Aug-2007	Common	45,000	$5.5693
14-Aug-2007	Common	33,598	$5.5000
22-Aug-2007	Common	34,381	$5.3800
23-Aug-2007	Common	15,000	$5.4000
24-Aug-2007	Common	4,560	$5.3500
27-Aug-2007	Common	43,069	$5.3463
29-Aug-2007	Common	13,249	$5.3600

All of the above transactions were effected on the open market.